NEWS RELEASE

Endeavour Strengthens Senior Management Team

February 24, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that it has strengthened its senior management team, both by adding some new key personnel and by promoting from within the Company. With these new appointments, Endeavour has successfully made the transition from an exploration company into an integrated mining company.

Bradford Cooke, M.Sc., P.Geo., the current President, is stepping up to the role of Chairman and C.E.O. in order to focus on the preparation, financing and execution of Endeavour’s strategic growth plan to become one of the top 5 primary silver producing companies in the world. Mr. Cooke, a professional geologist with 28 years experience in the mining industry, re-organized Endeavour in 2002 and charted the current path of the Company.

Godfrey Walton, M.Sc., P.Geo., currently Vice President, will take over as the new President and C.O.O., responsible for overseeing the day-to-day operations of the Company. Mr. Walton is a professional geologist with 30 years experience in the mining sector, specializing in the exploration and development of ore deposits throughout North and South America. Godfrey has also been with Endeavour since its re-organization.

Philip Yee, M.B.A., C.P.A., C.G.A., C.M.A., previously Finance Manager and Controller, adds the position of C.F.O. to his responsibilities. Mr. Yee is a certified general accountant with an MBA degree and 16 years experience in corporate management, regulatory reporting, accounting, auditing and taxation.

Bruce Bried, B.Sc., P.Eng., joins the Company as Vice President, Mining, and will oversee the evaluation, acquisition, management and expansion of all producing projects, focusing initially on expanding the Santa Cruz mine and Guanacevi process plant. Mr. Bried is a professional engineer with over 25 years experience in engineering and operating mines, his specialty is underground vein gold and silver mines.

A graduate of the Colorado School of Mines, Bruce worked with Dickenson Mines Ltd. from 1980 to 1992 where he managed their underground gold mine in Red Lake, Ontario, and their underground silver mine in New Denver, BC. Between 1992 and 2001, he worked with Homestake Mining as Mine Superintendent at the David Bell Mine, ON and Eskay Creek Mine, BC, and as Mine General Manager at the Snip Mine, BC and the Lead Mine. Since 2002 to 2003, Bruce Bried served as a mining consultant to Kinross, Canarc, and Endeavour, and in 2004, he was the Operating Manager of Kinross’ Lupin Mine. Michael Rasmussen, Ph.D., comes to Endeavour as Vice President, Exploration, to oversee the evaluation, acquisition, management and development of all exploration projects, focusing initially on the Santa Cruz mine and the Guanacevi district. Mr. Rasmussen is a professional geologist with over 25 years experience, including 10 years in academia and the last 15 years in mineral exploration.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
     Toll free: 877-685-9775 (Canada & U.S.)         Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR

From 1980 to 1990, he was a geology instructor with schools and colleges in the U.S., including Loma Linda University, CA, Green River Community College, WA, and the University of Washington, WA. Between 1990 and 2004, Michael worked for Echo Bay Mines and then Kinross Gold exploring for gold, base metals and diamonds in the western US, and discovering the Emmanuel epithermal gold deposits in Republic, WA. Mr. Rasmussen has published several papers on the geology and gold deposits of Northern Washington.

Neil Marshall, B.Sc., is a Mining Engineer who joined the Company last November as Mine Manager of the Santa Cruz mine in Guanacevi. Mr. Marshall is a professional engineer, is fluent in Spanish, and has 19 years experience and expertise in the design and operation of underground gold and silver mines. From 1986 to 1989, he worked “hands on” as a miner, surveyor and engineer at three underground gold mines in the western U.S. for Echo Bay, Nevada Gold Fields and Ivy Minerals. Between 1989 and 1995, Neil was mine engineer with Echo Bay Mines at the Kettle River mine, WA, responsible for project management, mine design, and feasibility studies. Since 1995, Mr. Marshall has acted as mine/project manager for several underground gold-silver mines in Chile, Peru, Mexico, Arizona and Alaska, and he has consulted on several new mine developments large and small.

Miguel Ordaz, Ing., is the Mexico Projects Director and Legal Representative for the Company in Mexico. Ing. Ordaz has worked with Endeavour since 2003 and introduced the Santa Cruz project in Guanacevi to the Company. Mr. Ordaz is a geological engineer with over 30 years experience in mineral exploration and mine management in Mexico.

From 1972 to 1991, Miguel worked as a geological engineer, projects manager, department head and branch director for various branches of the Mexican Government, including the geological survey (CRM), non-metallic minerals commission (FMNMM), uranium branch and mines commission (COFOMIN). From 1991 to 1994, he was Director of COFOMIN in Guanacevi and Chihuahua, responsible for facilitating small to medium scale mining in the district through investment, exploration, beneficiation, commercialization and industrial studies. Between 1994 and 2003, Ing. Ordaz worked as a mining consultant, exploration manager and general manager for several Mexican mining companies.

Ramon Castillo, M.B.A., C.P.P., joins Endeavour as Mexico Finance Director, responsible for the day-to-day finance, audit and accounting functions of the Mexican subsidiaries. Ramon brings to Endeavour over 30 years experience in the financial management and external auditing of resource companies in Mexico. Since 1991, Sr. Castillo has provided audit services and tax advice as a partner in Castillo Cervantes Consultores, SC. He recently completed his Ph.D. studies in Fiscal and Tax Accounting. Bradford Cooke, Endeavour’s new Chairman, stated, “With these new additions and promotions, Endeavour now has a very strong senior management team. Our depth of experience and expertise in the discovery, development and operation of high-grade, epithermal silver-gold vein deposits and underground mines is amongst the best in the industry, bar none”.

Endeavour Silver Corp. (EDR : TSX-V) is a small-cap exploration and mining company focused on aggressively expanding its portfolio of high-grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. (CCM: TSX) holds a minority shareholding in the Company.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
     Toll free: 877-685-9775 (Canada & U.S.)         Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR